UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DOCUMENTS RELATING TO POSTAL BALLOT TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4

DOCUMENTS RELATING TO POSTAL BALLOT TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS

This Form 6-K contains the Notice dated April 24, 2015, sent to the equity shareholders of the Infosys Limited (“Infosys” or “the Company”) that the following resolutions, in relation to (i) Increase in the authorized share capital of the Company (ii) alteration of the capital clause of the memorandum of association of the Company (iii) approval for the issue of bonus shares (iv) transfer of business of Finacle to the Company's subsidiary, Edgeverve Systems Limited and (v) transfer of business of Edge Services to the Company's subsidiary, Edgeverve Systems Limited are proposed to be passed by the shareholders through postal ballot / electronic voting (e-voting). The Notice, along with the explanatory statement setting out the material facts and reasons thereto, and a Postal Ballot Form, each of which were mailed to the equity shareholders of the Company between May 2, 2015 and May 7, 2015, are attached as Exhibit 99.1 and Exhibit 99.2 respectively.

Also included in this Form 6-K is the Depositary's Notice of the Passing of Resolutions by way of Postal Ballot by the shareholders of the Company (attached as Exhibit 99.3) and the Depositary's Form of Proxy Card (attached as Exhibit 99.4), each of which will be mailed to holders of our American Depositary Shares on or about May 12, 2015.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Dr. Vishal Sikka

Date: May 8, 2015	Dr. Vishal Sikka Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Notice of Postal Ballot dated April 24, 2015
99.2	Postal Ballot Form
99.3	Depositary's Notice of Postal Ballot
99.4	Depositary's Form of Proxy Card